Exhibit 99.B(h)(5)

AMENDMENT

To Transfer Agency and Service Agreement

Between

Each of the Entities Listed on Appendix A

And

Boston Financial Data Services, Inc. (“Transfer Agent”)

This Amendment is made as of this 1st day of October 2011 between each of the entities listed on Appendix A (each a “Portfolio” and collectively the “Fund”) to the Transfer Agency and Service Agreement between the Fund and the Transfer Agent dated as of October 1, 2005, as amended (the “Agreement”).  In accordance with Section 3 (Fees and Expenses) and Section 15.1 (Amendment) of the Agreement, the parties desire to further amend the Agreement as set forth herein.

NOW THEREFORE, the parties agree as follows:

1.     Section 12.1 (Term).  The first sentence of Section 12.1 is hereby deleted and a new sentence is inserted in place thereof providing as follows:  “The initial term of this Agreement (the “Initial Term”) has been extended by the parties to the close of business on September 30, 2016, unless terminated or modified pursuant to the provisions of this Section 12.  The Fund may elect to reduce the Initial Term to, and terminate the Agreement on, September 30, 2014 by providing written notice to the Transfer Agent any time prior to October 1, 2013 (the “Three-Year Election”).  In the event of the Three-Year Election, the parties agree that certain fees and charges shall be adjusted as set forth on Schedule 3.1.”

2.     Section 13.1 (Assignment and Third Party Beneficiaries).  The first sentence of Section 13.1 is hereby deleted and a new sentence is inserted in place thereof providing as follows: “Except as provided in Section 14.1 below, neither this Agreement nor any rights or obligations hereunder may be assigned (the term “assigned” shall have the meaning set forth in Section 2(a)(4) of the Investment Company Act of 1940, and the rules and regulations thereunder) by either party without the written consent of the other party.”

3.     Schedule 1.3 (Service Level Agreement).  Schedule 1.3 to the Agreement dated October 1, 2008 is hereby replaced and superseded by the Schedule 1.3 dated as of the date hereof and attached hereto.

4.     Schedule 3.1.  Schedule 3.1 to the Agreement dated effective October 1, 2008 to September 30, 2011 is superseded and replaced with Schedule 3.1 dated effective October 1, 2011 to September 30, 2016 attached hereto.

5.     All defined terms and definitions in the Agreement shall be the same in this amendment (the “Amendment”) except as specifically revised by this Amendment.

6.     Except as specifically set forth in this Amendment, all other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

HARRIS ASSOCIATES INVESTMENT TRUST	BOSTON FINANCIAL DATA SERVICES, INC.

By:	/s/ Kristi L. Rowsell	By:	/s/ Richard J. Ahl

Name:	Kristi L. Rowsell	Name:	Richard J. Ahl

Title:	President	Title:	Senior Vice President

SCHEDULE 1.3

SERVICE LEVEL AGREEMENT

Dated: October 1, 2011

Overview

The standards below represent the levels and standards which the Transfer Agent is generally achieving in its day-to-day operations with respect to its services to the Fund and which the Fund may reasonably expect the Transfer Agent to continue to achieve. Notwithstanding anything in the Transfer Agency and Service Agreement or any schedule or exhibit thereto (the “Agreement”) to the contrary, this does not mean, and, the Transfer Agent neither represents, warrants or covenants, nor does the Fund necessarily expect, that the Transfer Agent shall always meet, fulfill or comply with the benchmarks set forth below at all times. Rather, it is the expectation of the parties that, in the event of a failure to meet, fulfill or comply with the benchmarks set forth below, the parties shall coordinate and cooperate to correct the inadequacies as set forth immediately below in “Service Level Standard Resolution and Service Fee Credits.”

Compliance Measurement

The Transfer Agent will utilize its own internal quality review process solely using the Fund’s data (or, any mutually agreed upon third party quality review process as the Transfer Agent may from time to time utilize, such process, “QAT” or “Quality Review”) to monitor the quality of services provided under the Agreement and the Transfer Agent’s satisfaction of the standards and levels set forth herein.

The Fund may, at any time, elect to retain, at its own expense, National Quality Review (“NQR”) (or, such other mutually agreed upon industry-recognized, external quality review process as the Fund may from time to time utilize).  In the event the Fund retains NQR or another third party quality review process, the Transfer Agent will use all reasonable commercial efforts to assist and cooperate with NQR (or such other industry recognized external quality review process as the Fund may elect from time to time to utilize).  In addition, the Transfer Agent will provide to the Funds detail from the Quality Review on a monthly basis.  For purposes of this Schedule 1.3, a “reporting period” shall equal one month. The Transfer Agent and the Fund agree to review such Quality Review scores and implement process improvements going forward in the event that improvements are necessary.

Service Level Standard Resolution and Service Fee Credits

Notwithstanding the Transfer Agent’s best efforts to achieve the levels and standards herein, the Fund acknowledges that such levels and standards may not be met at all times.  In the event that there is a failure to meet a service level or standard, the Transfer Agent shall promptly notify the senior officer designated by the Fund.  Thereafter, the parties shall meet to discuss the reason(s) that the Transfer Agent failed to meet such service level or standard with a view to the Transfer Agent restoring compliance with such level as quickly as reasonably possible under the circumstances to avoid a repeated failure by the Transfer Agent.  As part of the resolution process, the parties may, as mutually agreed upon, amend the service level or standard listed below.  The failure to meet the service level standards shall be subject to the Service Fee Credits noted and to the Termination Rights discussed below.  Any Service Fee Credits shall be applied to the Fund’s next invoice after such credit is incurred.

Service Fee Credits(1)
	STANDARDS &	Level 1	Level 2
ACTIVITY	BENCHMARKS(2)	Credit	Credit

Telephone Timeliness Benchmarks

I. Average Speed of Answer	100% within 15 seconds	—	—

II. Service Levels	85% within 15 seconds	$2,500 if between 83.9% - 80%	$5,000 if below 80%

III. Correspondence Overall Timeliness Benchmark	95% within standard	$2,500 between 93.9% - 87%	$5,000 lower than 87%

(a) Financial Inquiries	95% within 3 days

(b) Non-Financial Inquiries	93% within 6 days

(c) IRA Transfer Request Notices	100% within 3 days

(d) IRA Transfer Reminder Notices	100% within 15, 30, and 45 days

IV. Correspondence – Overall Accuracy Benchmark	NQR Composite Escalates over term Year 1 = 83% Year 2 = 85% Year 3 = 87% Year 4 = 88% without reclassification Year 5 = 90% without reclassification	Cost of NQR Services if SLA missed	Cost of NQR Services and if SLA missed for 3 consecutive months, $2,500 for each 3-month period of underperformance and a written remediation plan will be provided within 30 days

(1) Aggregate Service Fee Credits under this Agreement shall be capped at $100,000/year.

(2) All references to days are to business days defined for purposes of this schedule as a day on which the New York Stock Exchange (“NYSE”) is open for business (a “Business Day”).  The transaction turnaround targets apply to requests received in good order by the Transfer Agent before close of NYSE on a Business Day.  For avoidance of doubt, the parties acknowledge and agree that requests that are not received in good order will still be promptly handled by the Transfer Agent.

V. Transaction Processing – Overall Timeliness Benchmark	98% within standard	$2,500 between 96.9% - 93.1%	$5,000 lower than 93%

(a) New Accounts	99% day of receipt

(b) Purchases	99% day of receipt

(c) Redemptions	99% day of receipt

(d) Exchanges	99% day of receipt

(e) Adjustments	98% day of receipt

(f) Transfers	98% within 2 days of receipt

(g) Maintenances	98% within 3 days of receipt

		Service Fee Credits(3)
	STANDARDS &	Level 1	Level 2
ACTIVITY	BENCHMARKS	Credit	Credit

VI. Transaction Processing Overall Accuracy Benchmark	96% based on 13-month Rolling Average	$2,500 between 94.9% - 93.1%	$5,000 lower than 93%

(a) Adjustments	95%

(b) Exchanges	98%

(c) Maintenances	95%

(d) New Accounts	93%

(e) Purchases	98%

(f) Redemptions	97%

(g) Transfers	97%

VII. Investor Services Accuracy	6-month Rolling Average Year 1-3 = 2.80% Year 4 = 2.82% Year 5 = 2.84% 12-month Rolling Average Year 1-3 = 2.78% Year 4 = 2.79% Year 5 = 2.80%	If standard is missed for 3 consecutive reporting periods, a written remediation plan will be provided within 30 days	After 3 consecutive months, $1,000 for each 6-month rolling period of underperformance and $2,500 for each 12-month rolling period of underperformance (including first 3, 6 & 12-month periods)

Termination for Chronic Service Level Failure

The Fund shall have a right to terminate this Agreement immediately and without penalty, including but not limited to an Early Termination Fee, in the event of a Chronic Service Level Failure (defined below) by the Transfer Agent, which has not been cured by the Transfer Agent after notice and a mutually agreed upon remediation period of not less than sixty (60) days.  For the avoidance of doubt, termination for a Chronic Service Level Failure is a termination for cause pursuant to Section 12.6 of the Agreement.

A Chronic Service Level Failure shall be deemed to have occurred if:

(A) Either of the following circumstances occurs:

(3) Aggregate Service Fee Credits under this Agreement shall be capped at $100,000/year.

(i) Overall Transaction Accuracy for the 13-month rolling time period is lower than 90% for 3 consecutive reporting periods or a score lower than 90% for 6 out of 13 times for each 13-month rolling time period., or

(ii) Investor Services Accuracy has a rolling 6-month average score lower than 2.72% for 3 consecutive reporting periods or a score lower than 2.72% 6 out of 13 times for each 13-month rolling time period.

or

(B)  Any two of the following events occur during the same 13-month rolling time period:

(i) Correspondence Accuracy is lower than 79% for 3 consecutive reporting periods or lower than 79% 6 out of 13 times for each 13-month rolling time period.

(ii) Telephone Service Level is missed for 3 consecutive reporting periods.

(iii) Overall Transaction Timeliness Service Level is missed for 3 consecutive reporting periods.

Systems Availability:

System/ Applications	Hours of Availability Holidays with 7 calendar days advance notice		System Availability

AS/400 Transfer Agent AWD Databases	Monday-Friday Saturday Sunday	6:00 AM to 11:00 PM (EST) 1:30 AM to 5:00 PM (EST) 1:30 AM to 11:00 PM (EST)	99.0%

TA2000	Monday-Friday	7:00 AM to 11:00 PM (EST)	99.0%
	Please refer to our response below for additional information Saturday-Sunday Generally available, other than for scheduled maintenance or events

AS400:

Server availability is defined as the monthly availability rate that the Transfer Agent (through its affiliate DST Systems, Inc., “DST”) agrees to maintain for servers in the AWD Data Center in regard to server hardware, operating system, and AWD applications. The monthly availability rate does not include any third party applications, including any custom code.

TA2000 Availability:

TA2000 is generally available in some capacity on a 24 hours a day, 7 days a week basis. Below we have provided a description of general availability:

Service level agreements between DST and Boston Financial require that the CICS regions be fully functional between the hours of 7:00 AM EST to the agreed upon start of the nightly cycle, generally 10:00 PM EST on all days during which the New York Stock Exchange is open for business; however, in actuality the system is much more widely available than the service level agreement implies.

During the nightly cycle, certain files are sporadically unavailable for batch updates. When the shareowner master and history files are unavailable, alternate files are allocated to the on-lines to allow some limited lookup and transaction functionality.

Unless there is scheduled maintenance or other activity, such as a purge or conversion, CICS regions are fully available and functional on all non-business days. Scheduled DST maintenance occurs routinely, generally late on a Saturday night or early on a Sunday morning. Purge and conversion events occur over weekends, generally early Saturday morning through mid-afternoon. When these events occur, the system is usually unavailable. For most purge and conversion events, it is possible to implement the alternate file process. All scheduled maintenance and other scheduled activities are reported via change control at least two weeks in advance of the event.

FanWeb and Voice Response Unit (VRU) Availability

Internet websites and VRU will be available 99.5% of the time on a 7 day/24 hour basis, excluding for regularly scheduled maintenance to the Website and VRU.

Additional Service Standards:

1)

The Transfer Agent will maintain a named designated back-up to the Fund’s relationship manager who is reasonably knowledgeable regarding the Fund’s daily activities, outstanding action items and projects

2)

The Transfer Agent will use commercially reasonable efforts to ensure a minimum of 35% of its phone representatives that are assigned to the Fund will have IRA Specialist training. When not in compliance, and upon being notified of such by the Fund, the Transfer Agent shall communicate and execute a plan for becoming compliant within 90 days.

3)

The Transfer Agent will use commercially reasonable efforts to ensure a minimum of 25% of its phone representatives that are assigned to the Fund will have Advanced Mutual Fund Industry Certification training. When not in compliance, and upon being notified of such by the Fund, the Transfer Agent shall communicate and execute a plan for becoming compliant within 90 days.

4)	The beneficiary information of the Fund’s shareholders will be stored on TA2000.
5)

Notwithstanding anything to the contrary in the Agreement, the Transfer Agent shall not subcontract any work to a non-affiliate or to an overseas affiliate without the prior written consent the Fund, which consent shall not be unreasonably withheld.

Additional Information:

The Transfer Agent shall not be obligated to meet the foregoing levels and standards during such periods where the Transfer Agent’s failure to meet such levels and standards arises out of, results from or is proximately caused by: (i) a failure, inadequacy in the performance of or unavailability of communication lines or communication facilities, (including the equipment or computer being used to access the communication lines) outside of the Transfer Agent’s facilities; (ii) a Force Majeure event as set forth in Section 15.3 of the Agreement, (iii) an event which requires the Transfer Agent to process at its disaster recovery facility, (iv) a failure to perform properly or timely by a nonaffiliated third party whose performance is a prerequisite for the Transfer Agent’s performance, (v) a failure, unavailability, disruption or circumstances arising out of or resulting from the Internet if any service hereunder involves or entails utilization of the Internet to transmit to or from outside the Transfer Agent’s facilities, (vi) failures to perform caused by nonaffiliated third parties (including the Fund), whose actions are beyond the Transfer Agent’s reasonable control and relate to the Transfer Agent’s provision of services under the Agreement, or (vii) solely with respect to any timeliness standards, changes in telephone volume (which are not anticipated by the Fund and conveyed to the Transfer Agent) for any month in excess of 25% of (i) the Fund’s average monthly volume for the previous thirteen (13) months, or (ii) the monthly volume for the same month in the immediately preceding year. The Transfer Agent shall have no responsibility or liability for the unavailability of a system or service where such unavailability was caused or contributed to by inadequacies of the Fund’s equipment.

The Transfer Agent’s performance during periods affected by any one or more of the foregoing conditions shall not be measured and included in any Quality Review report provided by the Transfer Agent to the Fund; provided, however, that as soon as any of the foregoing circumstances is rectified or alleviated, the measurement of the Transfer Agent’s performance under the foregoing levels and standards shall immediately recommence.

From time to time, business environment changes may necessitate updates to the levels and standards contained within this document. The Transfer Agent and the Fund agree to negotiate in good faith to reach agreement on such additional requirements to the extent necessary and appropriate.

SCHEDULE 3.1

FEE SCHEDULE

Dated: October 1, 2011 through September 30, 2016

General:  Fees are billable on a monthly basis at the rate of 1/12 of the annual fee.  A charge is made for an account in the month that an account opens through and including the month in which it closes.

Annual Account Service Fees(4), (5)

Open Account Fees
Networked Account	$5.75/account
Direct (Non-Networked) Accounts	$11.75/account

Closed Account Fees	$2.00/account

Additional Services

Cost Basis Ongoing Annual Support	Waived ($2.50/eligible transaction)(6)
eBusiness Hours dedicated to FanWeb redesign project	Waived up to 4,000 hours ($195/hour)(7)

(4)  If prior to October 1, 2013 the Fund elects to reduce the term of this Agreement from September 30, 2016 to September 30, 2014 (the “Three-Year Election”), the Fund will pay the Transfer Agent an opt-out fee (the “Opt-Out Fee”).  The Opt-Out Fee shall be determined as follows:

(1)          The Annual Open Account Fees will be recalculated as if the rates during the Three-Year Election had been:

Networked Account	$5/account
Direct (Non-Networked) Accounts	$12/account
(the “Recalculated Rate Total”)

(2)          The Recalculated Rate Total will then be subtracted from the total of the Annual Open Account Service Fees incurred between the start of the Initial Term to September 30, 2013 had the Fund not exercised the Three Year Election (the “Net”)

(3)          Any waived eBusiness Hours and Cost Basis Ongoing Annual Support Fees will then be added to the Net.

If the Opt-Out Fee is a negative number, the Transfer Agent will pay the Fund that amount.

If the Fund exercises the Three Year Election, any time after October 1, 2011, the Annual Account Service Fees from that time through termination shall be as follows:

Open Account Fees
Networked Account	$5/account
Direct (Non-Networked) Accounts	$12/account

Closed Account Fees	$2.00/account

(5) If total non-networked accounts equal or exceed 225,000 for any month during the term, a discount of $0.25/year will be applied to all non-networked accounts for that month, regardless of the Fund’s elections to reduce the term..

(6) Cost Basis Ongoing Annual Support charges are waived, except as otherwise provided in footnote 1.  For the duration of this Agreement the Cost Basis Ongoing Annual Support fee rate is $2.50/eligible transaction (i.e. 1099B transactions)

Fiduciary Fees

All fiduciary maintenance fees paid by Shareholders or swept from current accounts (based on current rates and terms with the Fund) will be retained by the Transfer Agent.  The parties acknowledge that any waivers of fiduciary maintenance fees will be reimbursed to the Transfer Agent by the Fund.

DDA Balance Earnings Credits

The Transfer Agent shall retain all DDA balance earnings credits in lieu of additional fees hereunder and will advise the Fund, upon its request, of the amount of such balance earnings credits retained by the Transfer Agent.

Remote Automated Work Distributor™ (AWD®)(8)

Two remote AWD workstation (total, not per Fund) will be provided at no charge to the Funds.  Terminal charges for any additional remote AWD workstations will be billed as an out-of-pocket expense.

(7) For every two eBusiness hours used by the Fund, the Transfer Agent will only charge for one (providing up to 4,000 free hours during the term); except as otherwise provided in footnote 1.  For the duration of this Agreement the eBusiness fee rate is $195/hour.

(8) Does not include hardware or third-party software.  Use of remote terminals is subject to a separate license agreement (at no additional cost) with DST Technologies, Inc., a wholly owned subsidiary of DST Systems, Inc.

SCHEDULE 3.1

FEE SCHEDULE

Dated: October 1, 2011 through September 30, 2016

(continued)

Project Management Hours/Development Work

The Fund may request assistance from the Transfer Agent project team with the coordination and usage of any DST Systems, Inc. (“DST”) products available for use by the Fund.  The parties acknowledge that while the Transfer Agent will use all reasonable efforts to assist the Fund as requested in that regard, certain systems or products are proprietary to DST and not under the direct control of the Transfer Agent.  The Transfer Agent project team shall provide up to eight hundred (800) dedicated hours per year to the Fund without a charge or fee.  If the project team receives requests for work that would cause the total hours to exceed 800 hours in any year, then the requests and estimated hours for each will be reviewed and approved by senior management of the Fund and the Transfer Agent prior to the initiation of such requested work.  The parties agree that each additional project hour over the 800 hours per year threshold and approved by senior management as described in the foregoing sentence shall be billed at the then current rate.

In addition, the Transfer Agent will provide up to four hundred (400) hours per year of DST development work at no additional charge.  One half of these four hundred (400) hours may be used towards DSTO e-delivery development programming.  In the event that the Fund does not use the allotted four hundred (400) hours in any year, then up to two hundred (200) of that year’s unused hours may be carried over to the following year, and only that year.  The Fund may only have a maximum of 600 hours in any year following the first year of this Amendment.  Any DST or DSTO e-delivery development work in excess of the hours noted in this paragraph will be billed at the then current rates.

For the avoidance of doubt, the DST and DSTO hours may be applied to any and all projects requiring DST’s and/or DSTO’s involvement.  This includes, but is not limited to, projects and enhancements related to all TA 2000 initiatives, the existing DST FanWeb application, all eDelivery initiatives, all data scrubbing and cleansing initiatives, all statement, confirm and check initiatives, DST Vision, all VRU enhancements, all data extract and file prep initiatives, any future DST or DSTO work required to support the Fund’s redesigned FanWeb, i.e. “ReD-FanWeb project”.

The Project Management Hours/Development Work (hours) may be applied to any and all Fund initiated projects and/or enhancements that require the Transfer Agent’s support with the exception of those required to be carried out by the Events Center; those that are driven by regulatory changes affecting all of the Transfer Agent’s clients where the Transfer agent is applying a universal charge across their entire client base; and the development work associated with the implementation of the Fund’s ReD-FanWeb project.

If, within the five-year term, the Fund should fully utilize the waived or discounted ebusiness hours on the ReD-FanWeb project, then the Fund may use its remaining, unused DST hours for ReD-FanWeb product maintenance, support and enhancements.

Reimbursable Expenses       Billed as Incurred(9) (10) (11) (12)

Reimbursable expenses include but are not limited to: tapes, postage, post office box rental, supplies, statements, print and mailing services, information disc (year-end), COOL (computer output on-line), microfiche, freight, telephone charges, fax lines, 800 line charges, TA2000 voice, offsite storage, VAX payroll processing, state tax reporting, NSCC processing, AWD remote workstations (additional to those set forth above), FANWeb, lost shareholder searches, lost shareholder tracking, Vision, escheatment, year-end forms, programming hours (as set forth above), on-request reports, CIP related search charges, literature requests, regulatory compliance charge (per CUSIP) and other expenses incurred at the specific direction of the Fund or with advance written notice to the Fund.

(9) The Transfer Agent agrees to waive shareholder paid transcript fees.  The Transfer Agent also agrees to waive up to $25,000 (in the aggregate) in ad hoc reporting charges for the Funds per year.

(10) Subject to the limitation set forth in footnote 9, the Transfer Agent reserves the right to introduce specific fee increases, as necessary and reasonable, to cover increases in the costs of reasonable reimbursable expenses or regulatory changes; provided, that such fee increases are applied on a universal basis to other clients of the Transfer Agent and that the Transfer Agent provides 90 days advance written notice to the Fund of each such increase.

(11) Certain products require that a separate agreement be in effect between the Funds and DST Systems, Inc. (e.g. FANMail, FANWeb/Vision, and PowerSelect).

(12) The Transfer Agent and the Fund have agreed that the applicable rates for the following expenses shall not change during the term of the Agreement (with actual billed charges dependent on volumes):  correspondence supplies; DSTO outside printing; DSTO escheatment printing/mailing; DSTO average cost printing; DSTO TINS/W9, W8 printing; Change of Address; regulatory compliance CUSIP fee; AML networked account; Compliance Plus; microfiche/COOL; bounced check fee; disaster recovery fee; VAX billing; programming charges (Star Program); NSCC transaction fee; TA2000 audio response; FAN Web; Vision; lost shareholder search; lost shareholder tracking; AML identity checks; CDLY monthly; CDLY quarterly; fulfillment charges; CIS monthly; escheatment; employee travel/expense;  tax forms; federal wires/SSB; On-request jobs; AWD fax-in lines; state tax reporting; year-end microfiche; transcripts/Infodisc; and new fund implementation charges.